Exhibit 6.9

EMPLOYMENT AGREEMENT

THIS EMPLOYMENT AGREEMENT is entered into by and between IdentifySensors Biologics Corp, (sometimes hereinafter referred to as “Company”) and Ghazi Kashmolah, an individual (hereinafter referred to as “Employee”) this February 9th, 2023 at Cleveland, Ohio.

WITNESSETH:

WHEREAS, Employee is desirous of obtaining employment with Company upon the terms and conditions herein, and

WHEREAS, Company is desirous of employing Employee upon the terms and conditions herein;

NOW, THEREFORE, the parties hereto hereby agree as follows:

1.           Company hereby employs Employee to work for Company upon the terms and conditions set forth herein and such other additional terms and conditions as are stated in the applicable employment policies and offices policies of Company. Employee hereby accepts employment with Company upon the terms and conditions herein and subject to any other terms, conditions and policies of Company as contained in any applicable employment policies and office policies of Company and subject to terms and conditions outlined in any Exhibits to this Agreement and any Addendums to this Agreement. Company and Employee acknowledge that Employee’s duties hereunder will include performing duties for Company and Affiliates (as that term is defined herein).

2.           This Agreement shall become effective on the date of execution by all parties hereto, and shall be in effect until terminated as provided herein.

3.           Affiliates shall mean IdentifySensors Fresh Food Enterprises LLC and IdentifySensors LLC, and any other organization owned in whole or in part by IdentifySensors LLC.

4.               Employee has made certain representations to Company pertaining to Employee’s educational background, previous job history and experience, capabilities, accomplishments, criminal background or lack thereof, use of drugs and alcohol, and such other routine disclosures as are inquired about by the Company to fulfill the position in which Employee will be employed hereunder. Employee represents that all of said prior information provided to Company is true and correct in all respects and Employee has not failed to omit any material fact concerning Employee’s background or her prior employment or discharge by any former employer, which would have a material impact upon Employee’s employment with Company.

Further, Employee represents that Employee’s employment with Company or rendering services for Affiliates shall not constitute tortuous interference by Company and/or Affiliates with any pre-existing contract which Employee has with any other person or entity.

5.           Duties.     During the term of this Agreement, Employee shall faithfully perform and discharge all tasks and duties assigned to him by Company and Affiliates using in such performance him best efforts and judgment to produce maximum benefit to the business of Company and Affiliates. Employee shall perform him functions and duties as assigned to him by Company and Affiliates from time to time. Employee’s duties as of the inception of this Agreement are listed on Exhibit A (Position Summary, Responsibilities, Goals & Roadmap). Additional specific goals and objectives are listed on Exhibit B, which is attached hereto and incorporated herein. Employee’s duties as specified in Exhibit A & B may be changed by Company from time to time.

6.           Exclusive Services.     Company and Employee agree that Employee shall devote at least 40 hours per week of effort and attention to the Company’s and Affiliates’ business, and that Employee shall be allowed to engage in other duties on a volunteer basis as long as these activities do not compete or interfere in any manner with him duties and obligations hereunder. Upon commencement of full time duties Employee agrees to devote him full attention and effort to Company and may not engage in other business or employment without the prior written consent of Company except as specified in Exhibits A, B and C. The written consent of Company shall not be needed for de minimus volunteer committee, school, church, board activities, community activities or outside board activities that do not interfere with Employee’s duties to carry out the terms of this Agreement. Employee and Company agree this is reasonable in view of the position that Employee is being given with the Company and the remuneration and benefits being provided to Employee by Company.

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7.          Compensation and Benefits.     Employee shall be compensated by such remuneration as determined from time to time by Company for his services performed for Company and Affiliates. The remuneration agreed to by Company and Employee as of the date of execution of this Agreement is attached hereto as Exhibit C.

8.           Termination.     Unless otherwise agreed to in writing between the parties hereto, this Agreement shall be in full force and effect as of the date both parties sign this Agreement and shall remain in effect unless terminated as provided herein. Upon termination of this Agreement, the terms in this Agreement pertaining to non-solicitation, non-piracy, confidentiality, inventions, products, and non-disclosure of proprietary information and trade secrets shall remain in full force and effect as provided in this Agreement.

A.         Company may terminate Employee’s employment without notice in event of any of the following:

i.	Employee is guilty of absenteeism, dishonesty, insubordination, alcohol abuse, controlled or uncontrolled substance abuse, willful breach of any terms of this Agreement, breaches of office policy, or engaging in any acts constituting grounds for disciplinary action by any governing or licensing body.

ii.	Death of the Employee.

iii.	Employee is unable to perform a substantial portion of his normal or customary duties for any reason, but not limited to mental or physical disability for a period of thirty (30) days (whether or not consecutive) during any one (1) year period.

iv.	Employee fails to achieve job performance objectives as established for Employee by Company or Employee fails to perform at expected levels, or in opinion of Company, Employee does not get along well with other Company employees or fails to follow Company policies.

v.	Employee performs or is involved with any unlawful activity, which is a felony or is a crime involving moral turpitude, or gross negligence.

vi.	An intentional breach of confidentiality as to undermine the business of Company such as anti-competitive practices.

B.         Employee may terminate employment at any time without notice if Company fails to pay Employee any remuneration on a timely basis, and said remuneration is due Employee and not contested by Company.

C.         Company and Employee acknowledge that this is employment at will and in addition to the reasons set forth above, either party may terminate this Agreement at any time for any reason upon fourteen (14) days advance written notice by email, fax or in person to the other party. The party receiving said notice may elect to waive all or part of said notice period.

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9.           Confidentiality. Employee will, during the term of employment, be working with confidential information and trade secrets belonging to Company and Affiliates, including, but not limited to, internal procedures, programs and forms, marketing methods, customer lists, pricing, products, servicing methods, engineering ideas and specifications, software specifications and structure, and other information generally not known to the public. In addition, Employee will have access to lists of customers and prospects, personnel information as to customers and prospects, locations and descriptions of future products and future customers, expiration data pertaining to both customers and non-customers, daily reports and other information which is generally not available or not easily obtainable. Employee hereby acknowledges and agrees that all such information is confidential and/or constitutes trade secrets of Company and/or Affiliates and is the exclusive property of Company and/or Affiliates. Employee covenants and agrees that Employee will not disclose to anyone, either directly or indirectly, through any oral or written communication of any other communication using any other medium including e-mail or the Internet, any such confidential information, nor shall Employee use the same for any purpose other than in the course of employment of the Company and for the exclusive benefit of Company and Affiliates, both during the term of this Agreement or any time thereafter. Employee agrees the disclosure of any such confidential information or trade secrets to any third party, whether or not a direct of indirect competitor of Company or Affiliates, both during and after the term of Employee’s employment, or use of such confidential information or trade secrets by Employee for his own benefit or the benefit of any third party after employment with Company would constitute misappropriation of such confidential or trade secret information. All documents that Employee prepares, or confidential information that may be given to Employee during the course of his/her employment, are and shall remain the sole property of Company and/or Affiliates and shall remain in Company’s and/or Affiliates’ sole possession on Company’s or Affiliates’ premises. Under no circumstances shall information be copied or removed from Company’s or Affiliates’ premises without Company’s express written consent to being first obtained, except in the ordinary course of employment. Any information removed during the ordinary course of employment shall continue to remain confidential, and Employee shall take all necessary steps to ensure that said information remains confidential and shall return said information to Company’s or Affiliates’ premises as soon as the same is not needed at another location for the purposes of Employee’s employment hereunder. All copies of any client or proprietary information shall be immediately returned to Company or Affiliates upon Company’s or Affiliates’ demand.

The above-described information derives independent economic value, actual or potential, its form not being generally known to the public or to other persons who can obtain economic value from its disclosure or use. The subject information is and has been the subject of efforts and it is reasonable under the circumstances to maintain its confidentiality.

10.         Sole Property of Company. Employee agrees that at all times while Employee is employed in providing services for Company, the revenues, the products, results, materials, programs, processes, information, and systems, etc. developed or produced by Employee whether during office hours or non-office hours shall remain the sole property of Company. Employee shall have no other rights in said property other than to be paid his regular salary by Company or Affiliates as determined by Company and shall execute an assignment to the company or its affiliates of any intellectual property rights that Employee is part of or may have inventor rights to. Employee acknowledges that this is work for hire and as an Employee agrees that upon request to return all said property and all copies of information or writings related to said property Company and to cooperate with Company in obtaining any trademarks, patents or copyrights for Company in relation to the same. Exclusions to this “Sole Property of Company” provision is intellectual property, trade secrets and know how related to Registerme App (patent pending) One exclusion to this being Kashmolah Holdings, Bottom Line Results Consulting LLC, dba RegisterMe App (with patent pending Application US20200104894A1).

Further, Employee agrees that the same shall constitute confidential proprietary information as the same is described herein.

11.         Work Arrangement. During the term of this Agreement, Employee agrees to a Hybrid Work Agreement, where Employee’s primary worksite is Employee’s home and secondary worksite is a designated office location of the Employer. The Employee has been approved to perform the majority of their duties from an alternative location, such as working from home. Employee acknowledges that an on-site work arrangement will be required for performing some of the employment duties described in Appendix A. To this end, Employee acknowledges that on-site work is required for performing specific employment duties. Employee also acknowledges that on-site work will be required when requested by Employer, Investors of the Company or Company Advisors. Employee acknowledges that Employer is responsible for reimbursing travel and lodging expenses associated with travel from working home location to designated office location up to $8,000 a year. Employer will reimburse travel and lodging expenses associated with travel to partner contractor sites that are in-line performing duties.

12.         Additional Requirements. During the term of this Agreement, Employee agrees to submit all services and products brokered, sold, replaced or distributed by Employee through Company. During Employee’s employment, Employee shall not refer any products or services of the nature being sold by Company to any other person or entity nor refer any customers to any other person or entity with the expressed prior written consent of Company, which may be freely withheld.

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Employee agrees that Company shall be entitled to all benefits, profit or other issue arising from or incidental to any and all work and/or services of Employee while employed by Company. Employee acknowledges that his ability to develop, service, produce, maintain and sell accounts and invent and design products is made possible through the facilities and financial support of Company. Also, Employee acknowledges that Company’s relationship with accounts and development and design of products results from expenditure of time and money by Company and the development and maintenance of these accounts and development and design of products and Company’s ability to maintain the facilities and support enable Employee to further their career.

Employee acknowledges that he/she is being fully compensated by Company for their services hereunder pursuant to their compensation and remuneration arrangement and it would be unfair and inequitable for Employee upon termination of this Agreement to take as a result of their employment any accounts or products of Company except upon terms and conditions as provided herein.

Employee acknowledges that he/she is fully responsible for any fees associated with employment placement or recruitment of the employment governed by this Agreement.

13.         Non-solicitation Agreement. To protect the interest of Company and Affiliates in their respective products, services, and accounts, as described herein, Employee covenants and agrees as follows:

A.              Employee will not publish or distribute any notice to any of Company’s or Affiliates’ accounts to the effect the Employee is no longer employed by Company or that Employee has relocated his business or is a direct or indirect competitor of Company or Affiliates.

B.              For a period of thirty-six (36) months following the termination of employment, Employee shall not engage in any of the following acts:

i.	Employee shall not call upon, contact or solicit by verbal, written or other communication, either for herself or any other person or entity, any account which is an account of or was solicited by any employee, affiliate or agent of Company or Affiliates at any time during the term of this Agreement for the purpose of rendering, selling, placing maintaining or servicing any account or product sold by or competitive with a product or services sold by Company or Affiliates.

ii.	Employee agrees not to make known to any other firm, person or entity either directly or indirectly the names or addresses of any of Company’s or Affiliates’ accounts or any confidential information relating to any of said accounts.

iii.	Employee shall not solicit any employee or agent or representative of Company or Affiliates to be associated with, employed by, or an agent for any other person or entity.

iv.	Employee shall not enter into any relationship with any account of Company or Affiliates without obtaining consent in writing by Company prior to the start of any such relationship.

v.	Employee shall not do indirectly any act or take any action that Employee is prohibited from doing directly hereunder.

14.         Non-piracy. Employee and Company recognize that there may be accounts that desire, with or without solicitation by Employee, to follow an Employee with their business if Employee leaves Company and such accounts are free to select their vendors. Employee agrees that it would be unfair between Company and Employee not to compensate Company and Affiliates when such an even occurs. Accordingly, Employee agrees that during a thirty-six (36) month period following termination of employment, if an account Employee is otherwise not permitted to solicit pursuant to the provisions of this Agreement nevertheless places business with Employee, either directly or with an entity which Employee is affiliated or employed, said account shall automatically be subject to the terms of Paragraph 14 hereunder and subject to the provisions therein.

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The provisions of this Paragraph 13 are not intended to be liquidated damages in the event of a breach by Employee of this Agreement, nor are they meant to restrain Employee from engaging in any lawful professions, trades or business of any kind. Company’s remedies for any breach of the Agreement shall be unaffected by the provisions of this paragraph specifically including any injunctive or other equitable remedies Company and Affiliates may have.

15.         Successors and Assigns. This Agreement shall be binding upon, and inure to the benefits of, the parties hereto and their respective successors, heirs, executors, administrators and assigns. This Agreement or any portion hereof is not assignable by Employee, without the express written consent of all other parties hereto.

16.         Entire Agreement. This Agreement, together with the exhibits, if any, attached hereto, embodies and constitutes the entire understanding between the parties with respect to the understanding contemplated herein, and all prior contemporaneous agreements, understandings, representations and statements, oral or written, are merged into this Agreement. Neither the Agreement nor the provisions hereof may be waived, modified, amended, discharged or terminated except by an instrument in writing signed by the party against which the enforcement of such waiver, modification, amendment, discharge or termination is sought, and then only to the extent set forth in such instrument.

17.         Waiver of Breach. The failure to insist upon strict compliance with any of the terms, covenants, or conditions hereof shall not be deemed a waiver of such term, covenant, or condition, nor shall any waiver or relinquishment of any right or power herein at any one time or more times be deemed a waiver or relinquishment of such right or power at any other time or times.

18.         Severability. The final judicial determination of the invalidity or unenforceability of any term or provision, or any clause or portion thereof of this Agreement, shall in no way impair or affect the validity or enforceability of any other provision of this Agreement, which shall remain in full force and effect.

19.         Section Headings, Descriptions and Pronouns. All section headings and other titles and captions are for convenience only, do not form a substantive part of this Agreement, and shall not restrict or enlarge any substantive provision of this Agreement. All pronouns and any variations there of, shall be deemed to refer to the masculine, feminine, neuter, singular or plural, as the identity of the person, persons, entity or entities may require.

20.         Law of Ohio to Apply. This Agreement will be governed by and construed in accordance with the applicable laws of the Ohio, without giving effect to the principles of that State relating to conflicts of laws. Each party irrevocably agrees that any legal action, suit or proceeding brought by it in any way arising out of this Agreement must be brought solely and exclusively in, and will be subject to the service of process and other applicable procedural rules of, the State or Federal courts in the state of Ohio, specifically in the courts of Cuyahoga County, Ohio with respect to any action, suit or proceeding brought by it or against it by the other party. Both parties agree to waive any right to have a jury participate in the resolution of the dispute or claim, whether sounding in contract, tort or otherwise, between any of the parties or any of their respective affiliates arising out of, connected with, related to or incidental to this Agreement to the fullest extent permitted by law.

21.         Consent of Company. Until further notice is given in writing to Employee, for purposes of this Agreement, consent of Company may only be given by Gregory J. Hummer, M.D. and Bruce Raben or the present Company CEO or President.

22.         All parties consent to the jurisdiction of the Cuyahoga County Common Pleas Court in Ohio for the enforcement or adjudication of any term or condition of this Agreement.

23.         This supercedes all prior Employee Agreements.

24.         In the event of termination of employment of Employee, and Employee is the owner of any stock of Company, the following terms, provisions, and conditions shall be in effect and binding upon Employee and Company:

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A.          Upon termination, and at any time thereafter, Company shall have the right to repurchase Employee’s stock at the following purchase price:

At the price issued or at the prevailing market price for said shares which ever is greater.

B.          If at issuing price then payment will be made immediately otherwise: The purchase price shall be paid by Company issuing a promissory note (sometimes hereinafter referred to as “Promissory Note”) for the purchase price. The Promissory Note shall be payable over a period not to exceed sixty (60) months in equal monthly payments. The Promissory Note shall bear interest at the rate of four percent (4%) per annum on the unpaid balance.

C.          In the event of a breach of paragraphs 9,10,11,12,13 or 14 hereunder, then in addition to any other remedies at law or in equity and not in lieu thereof, the Promissory Note shall be deemed paid in full and no further payments shall be required hereunder.

25.         The Company shall provide the following indemnifications:

A.          The Company shall indemnify Employee if he is made a party to any pending, or completed action, suit, or proceeding, whether civil, criminal, administrative, or investigative, other than an action by or in the right of the Company, by reason of the fact that he is or was a officer, employee, or agent of the Company, or is or was serving at the request of the Company as a manager, director, trustee, officer, employee, or agent of another limited liability company, or for-profit corporation, partnership, joint venture, trust, or other enterprise, against expenses, including attorney's fees, judgements, fines, and amounts paid in settlement actually and reasonably incurred by him in connection with such action, suit, or proceeding if he acted in good faith and in a manner he reasonably believed to be in, or not opposed to, the best interests of the Company and with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful. The termination of any action, suit, or proceeding by judgement, order, settlement, or conviction, or upon a plea of nolo contendere or its equivalent, shall not, of itself, create a presumption that the person did not act in good faith and in a manner he reasonably believed to be in, or not opposed to, the best interests of the Company.

B.          The Company shall indemnify Employee of he is made a party to any pending, or completed action or suit by or in the right of the Company to procure a judgment in its favor by reason of the fact that he is or was a Manager, officer, employee, or agent of the Company, or is or was serving at the request of the Company as a manager, director, trustee, officer, employee, or agent of another limited liability company, or for-profit corporation, partnership, joint venture, trust, or other enterprise, against expenses, including attorneys fees, judgments, fines and amounts paid in settlement, actually and reasonably incurred by him in connection with the defense or settlement of such action or suit if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the Company, except that no indemnification shall be made with respect to any claim, issue, or matter as to which such person is adjudged to be liable for negligence or misconduct in the performance of his duty to the Company unless and only to the extent that the court of common pleas or the court in which such action or suit was brought determines upon application that, despite the adjudication of liability, but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses as the court of common pleas or such other court shall deem proper.

C.          To the extent that Employee, or agent has been successful on the merits or otherwise in defense of any action, suit, or proceeding referred to in subsection A or B above, or in defense of any claim, issue, or matter therein, the Company shall indemnify him against expenses including, without limitation, attorneys’ fees, actually and reasonably incurred by him in connection with the action, suit, or proceeding.

D.          Any indemnification under subsection A or B, unless ordered by a court, shall be made by the Company only as authorized in the specific case upon a determination that indemnification of the Employee, is proper in the circumstances because he has met the applicable standard of conduct set forth in subsection A or B above. Such determination shall be made as follows: firstly, by a Majority of a quorum consisting of the Officers of the Company who were not and are not parties to or threatened with any such action, suit, or proceeding; secondly, if the quorum is not obtainable, or if a majority of a quorum of disinterested Officer so directs in a written opinion by independent legal counsel other than an attorney, or a firm having associated with it an attorney who has been retained by or who has performed services for the Company or any person to be indemnified within the past five (5) years; thirdly, by a Majority-in-Interest of the Shareholders; and finally, by the court of common pleas or the court in which such action, suit, or proceeding was brought.

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E.           Any determination made by the disinterested Officer under Section D hereof or by independent legal counsel shall be promptly communicated to the person who threatened or brought the action or suit by or in the right of the Company under Section B hereof and within ten (10) days after receipt of such notification such person shall have the right to petition the court of common pleas or the court in which such action or suit was brought to review the reasonableness of such determination.

F.           The Company may pay indemnifiable expenses as the same are incurred.

G.          References to "the Company" in this Section 23 include all constituent limited liability companies in a consolidation or merger and the new or surviving entity, so that Employee who is serving a constituent limited liability company, or is or was serving at the request of such constituent limited liability company as a Manager, director, trustee, officer, employee, or agent of another limited liability company, corporation, partnership, joint venture, trust, or other enterprise, shall stand in the same position under this Section 23 with respect to the new or surviving entity as he would if he had served the new or surviving entity in the same capacity.

IN WITNESS WHEREOF, the parties hereto have executed this Agreement, on the 9th day of February 2023.

WITNESSED:	“COMPANY”

IdentifySensors Biologics Corp

A Delaware Corporation

By: /s/ Gregory Hummer

Its: Chief Executive Officer

“EMPLOYEE”

/s/ Ghazi Kashmolah
Ghazi Kashmolah

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EXHIBIT A & B & C

EXHIBIT A

Position Title:	Executive Vice President Regulatory & Chief Quality Officer (CQO)

Position Summary, Responsibilities, Goals & Roadmap

POSITION SUMMARY:

The Chief Quality Officer (CQO) will be responsible for ensuring the quality assurance and compliance of the commercial manufacturing activities with all relevant ISO and FDA GMP regulatory requirements (e.g., ISO 13485, US FDA 21 CFR Part 820). The CQO will take the lead role in developing, implementing, and providing continuous improvement of the Quality Management Systems (QMS) within the QA department.

POSITION RESPONSIBILITIES:

Lead the development, maintenance and implementation of the Quality Plan to ensure Quality Objectives and the Quality Policy are met.

Ensure compliance with all relevant ISO and FDA GMP regulatory requirements (e.g., ISO 13485, 21 CFR 820) and provide necessary documentation and training to staff.

Lead support change control process and associated verification and validation documentation associated with complex manufacturing issues (DFQ, DFM and DFT).

Develop, implement and manage QA oversight of product develop including record review and product release activities for manufactured product, finished product, and instruments, material inspections, change control, control of nonconforming products (NCR process), and Corrective and Preventive Actions (CAPA process), supplier quality, and internal audits.

Provide Quality assessment of changes to manufacturing processes, materials, design and procedures and ensure applicable and appropriate documentation.

Develop, implement and manage risk management documentation (product hazard analysis, pFMEA) and use of risk management techniques.

Lead quality assurance resources and interact with cross-functional departments to provide quality guidance.

Lead effort and be responsible for collating information to support the quarterly Quality Management Review. Establish regularly scheduled updates with cross functional departments to collect the quality metric data to support the QMR.

Establish processes to monitor and trend CAPAs, NCRs, Deviations, SCARs, change control, and product release activities.

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Develop, manage and provide oversight to multiple, complex NCR and CAPA investigations and drive completion of the associated quality documentation within the appropriate timeframe.

Establish processes to trend performance over time.

Lead team of QA roles and final decision making in multiple and complex MRB meetings.

Lead effort and be responsible for managing multiple complex manufacturing support activities. Establish continuous improvement projects to facilitate manufacturing support activities.

Provide oversight to the review and closure of customer complaints and the associated quality documentation within the appropriate timeframe. Establish processes to trend performance over time.

Lead QA role and final decision making in multiple and complex complaint review meetings. Perform internal audits required for quality risk control.

Manage audit findings and establish continuous improvement tools based on assessment of the audit data.

Ensure staff are appropriately trained to perform their duties. Mentor and support development of QA staff.

EXPERIENCE & EDUCATION:

Advanced degree in Engineering and a Master of Business Administration

>20+ year of experience in quality and regulatory work Executive leadership in both public and private companies

Experience implementing world-class regulatory and quality strategies 5+ year of experience in medical device/in vitro diagnostics (IVD) ISO 13485 / QSR 21CFR Part 820

10+ year of DFQ, DFM and DFT

15+ year Quality Management Systems (QMS) ASQ Certified Quality Auditor (CQA)

Experience with EQMS systems desired (preferably Master Control) Experience with ERP system a plus

Experience with test plan development and root cause failure analysis, and risk assessments Knowledge and application of Quality tools and methodologies (e.g., lean six-sigma) Proven executive leadership and presentation skills

GOALS & ROADMAP:

The Chief Quality Officer (CQO) has direct oversight and accountability for the following duties: 1) Propagating a culture of quality 2) Aligning quality governance with business objectives 3) Using quality data to control and improve processes 4) Formulate risk management strategies 5) Standardize procedures 6) Master complaint intelligence 7) Establish regulatory partnerships 8) Lead the product and parts serialization 9) Drive continuous quality improvement 10) Create process structures.

1)	Propagating a Culture of Quality. The CQO provides strategic quality management vision for product development and manufacturing. The CQO ensures that quality assurance is an inherent part of the product development pipelines as well as an organization’s corporate culture. The responsibility extends beyond implementing a quality management system (QMS), writing manuals, filing for regulatory approval and performing audits. A CQO ties in QMS policies, SOPs, regulatory requirements and enforcement into every aspect of an organization’s business process. He or she constantly drives, monitors and improves compliance by using quality-at-source methodologies and applying appropriate key performance indicators.

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2)	Align Quality Governance with Business Objectives. The CQO will work with the COO to ensure the quality policies, procedures, framework and activities promote the accomplishment of business goals and corporate strategy. The quality roadmap should enable the organization to realize business objectives without compromising on compliance.

3)	Use Quality Data to Control and Improve Processes. The CQO sets metrics to measure quality performance in all developmental and manufacturing processes. The higher the level of risk or complexity of a process, the more data and statistical analysis are required to understand the process capabilities, drifts as well as its failure modes. In this respect, the CQO is responsible for setting technical specifications, functional targets, acceptance limits and error margins aimed to minimize variations, eliminate defects and improve product quality.

4)	Formulate Risk Management Strategies. The CQO establishes a risk grading and mitigation system for assessing product risk and manufacturing processes. Performing effective failure mode and root- cause analyses to fully understand performance characteristics under various manufacturing and clinical environments. The CQO will lead problem-solving teams to remove these risks, optimize performance and apply robust testing strategies to detect deviations.

5)	Standardize Procedures. Standardization is vital in ensuring the reproducibility and repeatability of performance specifications. It provides a common ground and baseline template on how a certain process should be executed to achieve an acceptable outcome. The CQO must ensure that processes (especially process changes) have been analyzed and verified before they are standardized. Standardization serves as an important tool to harmonize multi-site QMS framework, specify requirements clearly, and to assess process differences at sub-contractor locations as well as their related risks.

6)	Master Complaints Intelligence. Market complaints and customer feedback provide valuable insight on the performance capabilities and failure modes of a product. The CQO must be able to report on the types and frequency of complaints specific to certain markets or customer types. He or she should be knowledgeable in solutions that had worked or failed, and able to advise effectively on possible product improvement directions, whether the current state-of-technology would be successful in certain markets, and the type of user education or information required to prevent adverse events.

7)	Establish Regulatory Partnerships in Different Jurisdictions. Partnering with regulatory consultants in other countries is especially useful for small businesses with limited regulatory resources. By partnering, the CQO ensures there is local representation for regulatory issues. Countries of high priority include: Mexico, Canada, EU, Brazil and India.

8)	Lead Product Part Serialization. The CQO must ensure that product serialization systems offer maximum traceability, enables counterfeit protection and supports targeted recall activities. Having a robust product and parts serialization system is vital in mistake-proofing the bill of materials. Manufacturing and supply chain processes rely heavily on the correct product master data.

9)	Drive Continuous Improvement. The CQO must map out product continuous improvement plans and priorities based on data obtained from various sources such as risk management and complaints investigation. He or she is responsible for managing improvement and providing the appropriate tools or methodologies to accomplish this such as, Kaizen and Lean Six Sigma.

10)	Create a Process Structure. The CQO is responsible for providing a process structure that incorporates quality points that become intrinsically linked to the process itself. Where restructuring of existing processes is required, CQO must work with key stakeholders to manage changes and communicate new quality responsibilities to process owners.

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COMMERCIALIZATION ROADMAP:

Upon start date, the CQO must understand the current status and how many elements of this plan have been completed or are not yet in place. The CQO will lead a cross functional team consisting of R&D, Marketing, Regulatory, Clinical, Quality & Manufacturing to define each step.

R&D

- Concept Proof
- Prototype
- Benchtop Studies
- Design Freeze
- Design V&V
- Clinical Study Support
- Mfg. Design Transition Support

Manufacturing

- Identify CMO
- Pilot Build/V&V
- Production Build
- Clinical Study Samples Build

Regulatory

- QMS Resource plan
- CMO Qualification
- Design Control Plan
- Mfg. Control Plan
- QMS/ISO 13485 Cert.
- Critical to Quality (CTQ)

FDA Approval

- Pre-sub Preparation
- Q-Sub Submission
- FDA Lead & Interface
- FDA Compliance

Go to Market

- Pharmacy Boards Registration
- Global Product Registration

Employee signs off and attests to the fact that Employee meets or exceeds the requirements of Exhibits A & B and accepts these job responsibilities which may change from time to time.

Duties and Responsibilities may be updated and changed by the CEO. Employee agrees to accept other duties and responsibilities that may be determined by the CEO.

By: /s/ Ghazi Kashmolah

Ghazi Kashmolah (Feb 9, 2023 18:35 PST)

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EXHIBIT B

GOALS:

•	Assist and support the design (DFQ, DFM, DFA & DFT) and development of the biosensor platform and its continued advancement, including new pathogen detection capabilities.

•	Build and implement a best-in-class Quality Management System (QMS).

•	Build and maintain a corporate-wide culture of quality that enables successful execution of corporate growth strategy.

•	Lead the development, maintenance and implementation of the Quality Plan to ensure Quality Objectives and the Quality Policy are met.

•	Ensure compliance with all relevant ISO and FDA GMP regulatory requirements (e.g., ISO 13485, 21 CFR 820) and provide necessary documentation and training to staff.

•	Develop, implement and manage risk management documentation (product hazard analysis, pFMEA) and use of risk management techniques.

•	Lead quality assurance resources and interact with cross-functional departments to provide quality guidance.

•	Lead effort and be responsible for managing multiple complex manufacturing support activities. Establish continuous improvement projects to facilitate manufacturing support activities.

•	Be a leader that is willing to do anything it takes to be successful.

By: /s/ Ghazi Kashmolah

Ghazi Kashmolah (Feb 9, 2023 18:35 PST)

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EXHIBIT C

Salary shall be $16,667 less all withholding amounts per pay period (twice per month at about the 15th and the first day of the next month but these days may vary) for twelve months. There shall be a milestone bonus of $150,000 payable in two successive quarters earned and paid only after Employee has successfully achieved FDA approval the Company’s first test. Salary Increases after the first twelve months shall be increased by an amount to be determined by the compensation committee of the board of directors. A bonus of 30% of base salary will be considered by the board of directors upon achievement of company revenue goals and is subject to approval by the board.

Health Benefits include Maximum HSA Contribution $7,300 for 2022. 401K Plan- Employee will be eligible to participate as soon as the Company adopts a plan for its employees. Employee is eligible for a SEP retirement plan of up to $7,000 a year. Vacation & Holidays-Employee will receive 3 weeks paid vacation per year. Employee will receive the customary eight paid holidays.

Outside Board Activities – Outside board activities will be governed in accordance with Paragraph 6 of this agreement but shall not interfere with Employee’s job performance and Employee shall be allowed to serve on one public company board and no more than 2 private company boards.

Equity Participation – Employee shall receive 400,000 options at a price of $5 per share. Options shall vest at 25,000 options per quarter at the end of each quarterly three-month period of employment and then only if Employee is still employed by Company. Other equity may be allowed at the discretion and terms set by the board.

By: /s/ Ghazi Kashmolah

Ghazi Kashmolah (Feb 9, 2023 18:35 PST)

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